As Filed with the Securities and Exchange Commission on April 13, 1999
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------
                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
        (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13E-3 THEREUNDER)
                          ----------------------------
                                  BRYLANE INC .
                                (NAME OF ISSUER)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                         BUTTONS ACQUISITION CORPORATION
                                  BRYLANE INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   117661 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

             SERGE WEINBERG                               SERGE WEINBERG                             ROBERT A. PULCIANI
  CHAIRMAN AND CHIEF EXECUTIVE OFFICER           CHAIRMAN, CHIEF EXECUTIVE OFFICER        EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL
     PINAULT-PRINTEMPS-REDOUTE S.A.                        AND PRESIDENT                      OFFICER, SECRETARY AND TREASURER
        18, PLACE HENRI BERGSON                   BUTTONS ACQUISITION CORPORATION                       BRYLANE INC.
          75381 PARIS CEDEX 08                  C/O WACHTELL, LIPTON, ROSEN & KATZ             463 SEVENTH AVENUE, 21ST FLOOR
          011 33 1 44 90 61 00                           51 W. 52ND STREET                        NEW YORK, NEW YORK 10018
                                                          NEW YORK, NY 10019                             (212) 613-9500
                                                            (212) 403-1000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
            OF COMMUNICATION ON BEHALF OF PERSON(S) FILING STATEMENT)
                             ----------------------
                                WITH COPIES TO :

          DAVID A. KATZ, ESQ.                         ROGER H. LUSTBERG, ESQ.                        BRUCE A. MANN, ESQ.
        JOSHUA R. CAMMAKER, ESQ.                      THOMAS M. CLEARY, ESQ.                      MATTHEW S. CROWLEY, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ                     RIORDAN & MCKINZIE                         MORRISON & FOERSTER LLP
           51 W. 52ND STREET                    300 SOUTH GRAND AVENUE, 29TH FLOOR                    425 MARKET STREET
           NEW YORK, NY 10019                      LOS ANGELES, CALIFORNIA 90071            SAN FRANCISCO, CALIFORNIA 94105-2482
             (212) 403-1000                               (213) 629-4824                               (415) 268-7584

This statement is filed in connection with (Check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.
                            ------------------------
Date filed: April 13, 1999
================================================================================

                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Buttons Acquisition Corporation, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and (iii) Brylane Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the tender offer by Purchaser for all the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company not already beneficially owned by Parent, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 10. Interest in Securities of the Issuer.

         Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

         As of April 9, 1999, Empire Stores Group plc. ("Empire"), a wholly owned subsidiary of Parent, transferred all of the outstanding shares of common stock of Purchaser to EMPUSA, a wholly owned subsidiary of Empire, in exchange for additional limited liability company interests in EMPUSA.

         The Offer expired as scheduled at 12:00 midnight, New York City time, on Monday, April 12, 1999. On Tuesday, April 13, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted by Purchaser for payment. Based on a preliminary count, 8,316,084 Shares (including 297,896 Shares to be delivered pursuant to notices of guaranteed delivery) were tendered and accepted for payment, representing approximately 48.2% of the issued and outstanding Shares held by persons other than Parent and its subsidiaries. In addition to the Shares acquired pursuant to the Offer, Parent beneficially owns 8,617,017 Shares, resulting in Parent beneficially owning approximately 98.1% of the issued and outstanding Shares.

         Parent intends to effect the Merger of Purchaser with and into the Company as promptly as practicable. Parent beneficially owns a sufficient number of Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger Agreement, at the Effective Time of the Merger, Shares of the Company that were not tendered into the Offer will be canceled and retired and shall cease to exist and be converted automatically into the right to receive $24.50 per share in cash, subject to dissenters rights upon surrender of the certificate formerly representing such Share.

         On April 13, 1999, Parent issued a press release announcing that 8,273,684 Shares (including 255,496 Shares to be delivered pursuant to notices of guaranteed delivery) were properly tendered and not withdrawn in the Offer. A copy of such press release is attached as Exhibit (d)(19) hereto. Subsequent to the issuance of such press release, Parent was informed by the Depositary for the Offer that an additional 42,400 Shares are to be delivered pursuant to notices of guaranteed delivery that were properly delivered prior to the expiration of the Offer. Parent has accepted such additional Shares for payment.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 is hereby amended by adding the following exhibits:


   EXHIBIT    EXHIBIT
     NO.        NAME
 ----------- ---------
   (d)(19)    Press release issued in New York by Parent on April 13, 1999.*













----------------------
* Incorporated by reference to Amendment No. 2 to the Statement on Schedule 14D-1 filed by Purchaser and Parent on April 13, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


April 13, 1999

                                 PINAULT-PRINTEMPS-REDOUTE S.A.

                                 By:      /s/  SERGE WEINBERG
                                     ------------------------------------------
                                 Name:     Serge Weinberg
                                 Title:    Chairman, Chief Executive Officer and
                                           President


                                 BUTTONS ACQUISITION CORPORATION

                                 By:      /s/  SERGE WEINBERG
                                     ------------------------------------------
                                 Name:     Serge Weinberg
                                 Title:    Chairman and Chief Executive Officer


                                 BRYLANE, INC.

                                 By:      /s/  ROBERT A. PULCIANI
                                     ------------------------------------------
                                 Name:     Robert A. Pulciani
                                 Title:    Executive Vice President and Chief
                                           Financial Officer

                                  EXHIBIT INDEX

   EXHIBIT    EXHIBIT
     NO.        NAME
 ---------- -----------

  (d)(19)     Press release issued in New York by Parent on April 13, 1999.*








----------------------
* Incorporated by reference to Amendment No. 2 to the Statement on Schedule 14D-1 filed by Purchaser and Parent on April 13, 1999.